Cobham plc, Brook Road, Wimborne
Dorset, England BH21 2BJ
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/19696

28th March 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 24 March 2006.
2. Notice of allotment of shares or securities on Form 88(2) dated 24 March 2006.
3. Stock Exchange announcement relating to completion of the disposal of the company's countermeasures business dated 27 March 2006.
4. Stock Exchange announcement relating to directors' share interests dated 27 March 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope

J M Pope
Company Secretary/Solicitor

dlw 4/3

COBHAM PLC

RECEIVED

2006 APR -3 A 11:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Minutes of a meeting of the General Purposes Committee
held at Cobham plc,
Brook Road, Wimborne, Dorset BH21 2BJ
On 24th March 2006

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedule dated 24th March 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price £40,603.57) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that a total of 48,510 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule dated 24th March 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....

Chairman

Closure report dated 8th March 2006													Schedule to			
Originator: Yorkshire Building Society													General Purposes Committee minute dated 24rd March 2006			
			Option	Share					Exercised							
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	NINO	Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
004829780363	141102	3	0.769	0.744	MR	BARTON	AG	WK237185B	680	522.92	51 EDGEHILL ROAD	BOURNEMOUTH		BH9 2PE	ANDREW	FRL
005174864664	141103	3	0.939	0.914	MR	BROWN	BJ	YK598614A	2430	2281.77	29 SEAFIELD PARK ROAD	HILLHEAD	FAREHAM	PO14 3LZ	BRIAN JOHN	FRHIT
004830386263	141102	3	0.769	0.744	MR	BURNETT	DR	NW443185C	680	522.92	19 EAST STREET	SOUTH MOLTON		EX36 3DB	DARREN	HTE
004830507563	141102	3	0.769	0.744	MR	FRANCIS	DW	NB036990C	880	676.72	10 CENTURIAN WAY	BEDLINGTON		NE22 6LD	DAVID WILLIAM	FRA
005175606164	141103	3	0.939	0.914	MR	KELD	AJ	YA959777C	740	694.86	122 FIRTHLAND ROAD	PICKERING		YO18 8DB	ANTHONY JAMES	SAL
008870676565	161104	3	1.076	1.051	MR	KELD	AJ	YA959777C	390	419.64	122 FIRTHLAND ROAD	PICKERING		YO18 8DB	ANTHONY JAMES	SAL
005175177964	141103	3	0.939	0.914	MR	MARENGO	MP	NW770556D	270	253.53	37 TWEEDALE ROAD	BOURNEMOUTH		BH9 3LL	MARK PHILIP	FRHWIM
008869897565	161104	3	1.076	1.051	MR	MARENGO	MP	NW770556D	320	344.32	37 TWEEDALE ROAD	BOURNEMOUTH		BH9 3LL	MARK PHILIP	FRH
008869885165	161104	3	1.076	1.051	MR	NIND	MT	NA414948C	1970	2119.72	57 HAWTHORN ROAD	WHIDDON VALLEY	BARNSTAPLE	EX32 8PU	MARK TERENCE	FRH
008869954865	161104	3	1.076	1.051	MR	PINE	E	YB765995B	1050	1129.80	3 KENNEDY AVENUE	FAREHAM		PO15 6BH	EDWARD	FRH
001227018661	061100	5	0.836	0.811	MR	SEYMOUR	D	YX469715A	2820	2357.52	22 SOUTH LAWN	WITNEY		OX28 5HU	DAVID	COM
004830313763	141102	3	0.769	0.744	MR	SLEE	TM	NH616550B	880	676.72	2 FIR TERRACE	SOUTH MOLTON		EX36 4AY	TERRANCE MARTIN	HTE
001410483662	121101	5	0.84	0.815	MR	VICKERS	PK	NA239182D	1980	1663.20	92 KITCHENER CRESCENT	POOLE		BH17 7HX	PAUL KEVIN	FRL
004829844363	141102	5	0.769	0.744	MR	VICKERS	PK	NA239182D	1680	1291.92	92 KITCHENER CRESCENT	POOLE		BH17 7HX	PAUL KEVIN	FRL
005175079964	141103	5	0.939	0.914	MR	VICKERS	PK	NA239182D	1340	1258.26	92 KITCHENER CRESCENT	POOLE		BH17 7HX	PAUL KEVIN	FRHWIM
008869846065	161104	5	1.076	1.051	MR	VICKERS	PK	NA239182D	590	634.84	92 KITCHENER CRESCENT	POOLE		BH17 7HX	PAUL KEVIN	FRH
005174830164	141103	3	0.939	0.914	MR	WALKER	WJ	NZ810385C	670	629.13	46 HILL PARK ROAD	GOSPORT		PO12 3EB	WILLIAM JAMES	FRHIT
008869833965	161104	3	1.076	1.051	MR	WALKER	WJ	NZ810385C	260	279.76	46 HILL PARK ROAD	GOSPORT		PO12 3EB	WILLIAM JAMES	FRH
004829527463	141102	3	0.769	0.744	MR	WARDLE	PW	WK634671D	680	522.92	23 STONEHAVEN CLOSE	COALVILLE		LE67 4RY	PAUL WILLIAM	CCL
Closure total:									20310	18280.47						
Closure report dated 15th March 2006																
Originator: Yorkshire Building Society																
			Option	Share					Exercised							
Account Number	Grant Date	Term	Price	Premium	Title	Surname	Initials	NI NO	Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
001226995161	061100	5	0.836	0.811	MRS	BULLOCK	JM	NM375294D	1610	1345.96	16 FARRS AVENUE	ANDOVER		SP10 2AH	JANICE MARIE	FRL
001411158162	121101	5	0.84	0.815	MR	DENNIS	LE	ZY676749A	2470	2074.80	1 OAKLANDS GARDENS	TITCHFIELD COMMO	FAREHAM	PO14 4LG	LEONARD E	FRHIT
004829289563	141102	5	0.769	0.744	MR	DENNIS	LE	ZY676749A	1370	1053.53	1 OAKLANDS GARDENS	TITCHFIELD COMMO	FAREHAM	PO14 4LG	LEONARD E	FRHIT
005174693764	141103	5	0.939	0.914	MR	DENNIS	LE	ZY676749A	810	760.59	1 OAKLANDS GARDENS	TITCHFIELD COMMO	FAREHAM	PO14 4LG	LEONARD E	FRHIT
008870468165	161104	3	1.076	1.051	MR	DENNIS	LE	ZY676749A	780	839.28	1 OAKLANDS GARDENS	TITCHFIELD COMMO	FAREHAM	PO14 4LG	LEONARD E	FRH
001227098461	061100	5	0.836	0.811	MR	GILES	A	NA973289B	2420	2023.12	HEATHCOTE	BEACON ROAD	BROADSTONE	BH18 9JL	ANDREW	FRL
003888634769	301098	7	0.495	0.47	MR	GILES	A	NA973289B	4300	2128.50	HEATHCOTE	BEACON ROAD	BROADSTONE	BH18 9JL	ANDREW	FRL
004829503763	141102	3	0.769	0.744	MR	KENDRICK	K	YB363971B	3190	2453.11	14 ST. VINCENTS CLOSE	COALVILLE		LE67 3DR	KENNETH	CCL
004830590363	141102	3	0.769	0.744	MR	OWEN	G	NS904459D	680	522.92	21 SANDBOURNE AVENUE	BLANDFORD FORUM		DT11 7XY	GARY	FRA
005174719464	141103	3	0.939	0.914	MR	STEVENS	ER	YE197038A	1060	995.34	1 BULLFINCH COURT	LEE-ON-THE-SOLENT		PO13 8LQ	ERIC ROBERT	FRHIT
004830644663	141102	3	0.769	0.744	MRS	STONARD	JY	YH373791C	680	522.92	3 KINGSBERE GARDENS	HASLEMERE AVENU	HIGHCLIFFE	BH23 5BQ	JANET YVONNE	FRA
004830661663	141102	3	0.769	0.744	MR	WALLIS	KS	YX506629D	3040	2337.76	13 WHITESTONE DRIVE	YORK		YO31 9HY	KEITH STANLEY	FRA
005174802664	141103	3	0.939	0.914	MR	WARD	JL	YP262369B	2650	2488.35	2 SORREL CLOSE	LOCKS HEATH	SOUTHAMPTOI	SO31 6XY	JOHN LAWSON	FRHIT
008869847965	161104	3	1.076	1.051	MR	WARD	JL	YP262369B	1180	1269.68	2 SORREL CLOSE	LOCKS HEATH	SOUTHAMPTOI	SO31 6XY	JOHN LAWSON	FRH
004829433263	141102	3	0.769	0.744	MR	WATSON	PJ	WM267383C	1960	1507.24	17 NORTON DRIVE	FAREHAM		PO16 7PY	PETER JOHN	FRHIT
Closure total:									28200	22323.10						
Total number of share to be allotted:									48510							

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	48,510		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 48,510
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J M Pope Date 24/3/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report dated 8th March 2006													**Schedule to**			
Originator: Yorkshire Building Society													**General Purposes Committee minute dated 24rd March 2006**			
			Option	**Share**					**Exercised**							
AccountNumber	**GrantDate**	**Term**	**Price**	**Premium**	**Title**	**Surname**	**Initials**	**NINO**	**Shares**	**Cost**	**Address1**	**Address2**	**Address3**	**Postcode**	**Forenames**	**Location**
004829780363	141102	3	0.769	0.744	MR	BARTON	AG	WK237185B	680	522.92	51 EDGEHILL ROAD	BOURNEMOUTH		BH9 2PE	ANDREW	FRL
005174864664	141103	3	0.939	0.914	MR	BROWN	BJ	YK598614A	2430	2281.77	29 SEAFIELD PARK ROAD	HILLHEAD	FAREHAM	PO14 3LZ	BRIAN JOHN	FRHIT
004830386263	141102	3	0.769	0.744	MR	BURNETT	DR	NW443185C	680	522.92	19 EAST STREET	SOUTH MOLTON		EX36 3DB	DARREN	HTE
004830507563	141102	3	0.769	0.744	MR	FRANCIS	DW	NB036990C	880	676.72	10 CENTURIAN WAY	BEDLINGTON		NE22 6LD	DAVID WILLIAM	FRA
005175606164	141103	3	0.939	0.914	MR	KELD	AJ	YA959777C	740	694.86	122 FIRTHLAND ROAD	PICKERING		YO18 8DB	ANTHONY JAMES	SAL
008870676565	161104	3	1.076	1.051	MR	KELD	AJ	YA959777C	390	419.64	122 FIRTHLAND ROAD	PICKERING		YO18 8DB	ANTHONY JAMES	SAL
005175177964	141103	3	0.939	0.914	MR	MARENGO	MP	NW770556D	270	253.53	37 TWEEDALE ROAD	BOURNEMOUTH		BH9 3LL	MARK PHILIP	FRHWIM
008869897565	161104	3	1.076	1.051	MR	MARENGO	MP	NW770556D	320	344.32	37 TWEEDALE ROAD	BOURNEMOUTH		BH9 3LL	MARK PHILIP	FRH
008869885165	161104	3	1.076	1.051	MR	NIND	MT	NA414948C	1970	2119.72	57 HAWTHORN ROAD	WHIDDON VALLEY	BARNSTAPLE	EX32 8PU	MARK TERENCE	FRH
008869954865	161104	3	1.076	1.051	MR	PINE	E	YB765995B	1050	1129.80	3 KENNEDY AVENUE	FAREHAM		PO15 6BH	EDWARD	FRH
001227018661	061100	5	0.836	0.811	MR	SEYMOUR	D	YX469715A	2820	2357.52	22 SOUTH LAWN	WITNEY		OX28 5HU	DAVID	COM
004830313763	141102	3	0.769	0.744	MR	SLEE	TM	NH616550B	880	676.72	2 FIR TERRACE	SOUTH MOLTON		EX36 4AY	TERRANCE MARTIN	HTE
001410483662	121101	5	0.84	0.815	MR	VICKERS	PK	NA239182D	1980	1663.20	92 KITCHENER CRESCENT	POOLE		BH17 7HX	PAUL KEVIN	FRL
004829844363	141102	5	0.769	0.744	MR	VICKERS	PK	NA239182D	1680	1291.92	92 KITCHENER CRESCENT	POOLE		BH17 7HX	PAUL KEVIN	FRL
005175079964	141103	5	0.939	0.914	MR	VICKERS	PK	NA239182D	1340	1258.26	92 KITCHENER CRESCENT	POOLE		BH17 7HX	PAUL KEVIN	FRHWIM
008869846065	161104	5	1.076	1.051	MR	VICKERS	PK	NA239182D	590	634.84	92 KITCHENER CRESCENT	POOLE		BH17 7HX	PAUL KEVIN	FRH
005174830164	141103	3	0.939	0.914	MR	WALKER	WJ	NZ810385C	670	629.13	46 HILL PARK ROAD	GOSPORT		PO12 3EB	WILLIAM JAMES	FRHIT
008869833965	161104	3	1.076	1.051	MR	WALKER	WJ	NZ810385C	260	279.76	46 HILL PARK ROAD	GOSPORT		PO12 3EB	WILLIAM JAMES	FRH
004829527463	141102	3	0.769	0.744	MR	WARDLE	PW	WK634671D	680	522.92	23 STONEHAVEN CLOSE	COALVILLE		LE67 4RY	PAUL WILLIAM	CCL
Closure total:									**20310**	**18280.47**						
Closure report dated 15th March 2006																
Originator: Yorkshire Building Society																
			Option	**Share**					**Exercised**							
Account Number	**Grant Date**	**Term**	**Price**	**Premium**	**Title**	**Surname**	**Initials**	**NI NO**	**Shares**	**Cost**	**Address1**	**Address2**	**Address3**	**Postcode**	**Forenames**	**Location**
001226995161	061100	5	0.836	0.811	MRS	BULLOCK	JM	NM375294D	1610	1345.96	16 FARRS AVENUE	ANDOVER		SP10 2AH	JANICE MARIE	FRL
001411158162	121101	5	0.84	0.815	MR	DENNIS	LE	ZY676749A	2470	2074.80	1 OAKLANDS GARDENS	TITCHFIELD COMMO	FAREHAM	PO14 4LG	LEONARD E	FRHIT
004829289563	141102	5	0.769	0.744	MR	DENNIS	LE	ZY676749A	1370	1053.53	1 OAKLANDS GARDENS	TITCHFIELD COMMO	FAREHAM	PO14 4LG	LEONARD E	FRHIT
005174693764	141103	5	0.939	0.914	MR	DENNIS	LE	ZY676749A	810	760.59	1 OAKLANDS GARDENS	TITCHFIELD COMMO	FAREHAM	PO14 4LG	LEONARD E	FRHIT
008870468165	161104	3	1.076	1.051	MR	DENNIS	LE	ZY676749A	780	839.28	1 OAKLANDS GARDENS	TITCHFIELD COMMO	FAREHAM	PO14 4LG	LEONARD E	FRH
001227098461	061100	5	0.836	0.811	MR	GILES	A	NA973289B	2420	2023.12	HEATHCOTE	BEACON ROAD	BROADSTONE	BH18 9JL	ANDREW	FRL
003888634769	301098	7	0.495	0.47	MR	GILES	A	NA973289B	4300	2128.50	HEATHCOTE	BEACON ROAD	BROADSTONE	BH18 9JL	ANDREW	FRL
004829503763	141102	3	0.769	0.744	MR	KENDRICK	K	YB363971B	3190	2453.11	14 ST. VINCENTS CLOSE	COALVILLE		LE67 3DR	KENNETH	CCL
004830590363	141102	3	0.769	0.744	MR	OWEN	G	NS904459D	680	522.92	21 SANDBOURNE AVENUE	BLANDFORD FORUM		DT11 7XY	GARY	FRA
005174719464	141103	3	0.939	0.914	MR	STEVENS	ER	YE197038A	1060	995.34	1 BULLFINCH COURT	LEE-ON-THE-SOLENT		PO13 8LQ	ERIC ROBERT	FRHIT
004830644663	141102	3	0.769	0.744	MRS	STONARD	JY	YH373791C	680	522.92	3 KINGSBERE GARDENS	HASLEMERE AVENU	HIGHCLIFFE	BH23 5BQ	JANET YVONNE	FRA
004830661663	141102	3	0.769	0.744	MR	WALLIS	KS	YX506629D	3040	2337.76	13 WHITESTONE DRIVE	YORK		YO31 9HY	KEITH STANLEY	FRA
005174802664	141103	3	0.939	0.914	MR	WARD	JL	YP262369B	2650	2488.35	2 SORREL CLOSE	LOCKS HEATH	SOUTHAMPTOI	SO31 6XY	JOHN LAWSON	FRHIT
008869847965	161104	3	1.076	1.051	MR	WARD	JL	YP262369B	1180	1269.68	2 SORREL CLOSE	LOCKS HEATH	SOUTHAMPTOI	SO31 6XY	JOHN LAWSON	FRH
004829433263	141102	3	0.769	0.744	MR	WATSON	PJ	WM267383C	1960	1507.24	17 NORTON DRIVE	FAREHAM		PO16 7PY	PETER JOHN	FRHIT
Closure total:									**28200**	**22323.10**						
Total number of share to be allotted:									**48510**							

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Disposal
Released	07:00 27-Mar-06
Number	3889A

RNS Number:3889A
Cobham PLC
27 March 2006

COBHAM COMPLETES DISPOSAL OF COUNTERMEASURES BUSINESS

On 9 March 2006, Cobham plc (Cobham) announced the agreement to sell Wallop Defence Systems Limited (WDSL) to Esterline Technologies Corporation. Cobham announces today that all necessary approvals have been received and the sale of WDSL has been completed expeditiously.

The maximum total consideration for WDSL is £43.75m in cash, of which £10m is contingent upon the future performance of WDSL (the outcome of which is expected to be finalised during 2006).

Together with the previously completed sale of FR Countermeasures Inc, the maximum proceeds for the disposal of Cobham's countermeasures businesses are £49.85m, including the contingent element for WDSL.

NOTES TO EDITOR
Cobham plc - with five technology divisions and one in a service sector Cobham designs and manufactures equipment, specialised systems and components for the aerospace, defence, communications, law enforcement and national security markets and operates, maintains and modifies aircraft particularly in relation to special mission flight operations.

ENQUIRIES
Cobham plc +44 (0) 1202 882020
Allan Cook, Chief Executive
Warren Tucker, Group Financial Director

Weber Shandwick Square Mile +44 (0) 20 7067 0700
Helen Thomas/Kirsty Raper

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Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	14:08 27-Mar-06
Number	4490A

RNS Number:4490A
Cobham PLC
27 March 2006

COBHAM PLC

DIRECTORS' SHARE INTERESTS

Conditional awards of ordinary shares made under the Cobham Long-Term Incentive Plan on 27th March 2003 to A E Cook (351,600) and A J Hannam (196,010) have lapsed. The lapses, which occurred on 27th March 2006, were as a result of the performance criteria subject to which the awards were made not being met.

This information is provided by RNS
The company news service from the London Stock Exchange

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